Exhibit 21.1

Subsidiaries of Integral Ad Science Holding Corp.

Company Name	Jurisdiction of Formation
Subsidiaries included in consolidated financial statements*
Admantx S.p.A.	Italy
Integral Ad Science UK, Limited	UK
Integral Ad Science, Inc.	Delaware
Publica LLC	Delaware

*Twenty three subsidiaries, whose names are omitted, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.